FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)

Please refer to the attached press release of Philippine Long Distance Telephone Company, a major operating associate of First Pacific Company Limited, in relation to its Unaudited Financial Results for the first quarter of 2008.

Dated this 6th day of May, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PLDT Press release

1Q08 CONSOLIDATED NET INCOME UP 21% TO ₱10.4 BILLION
CORE NET INCOME RISES 11% TO ₱9.3 BILLION
CELLULAR SUBSCRIBER BASE EXCEEDS 32 MILLION

- Consolidated net income of ₱10.4 billion for the first quarter of 2008, 21% higher than the ₱8.6 billion net income in the first quarter of 2007
- Core net income at ₱9.3 billion, an increase of 11% from the ₱8.4 billion recorded in the
- same period last year
- Consolidated service revenues up 6% year-on year to ₱34.9 billion. Wireless service revenues increase 8% to ₱22.5 billion; Fixed service revenues up 4% to ₱12.4 billion; and ePLDT service revenues grow 6% to ₱2.6 billion
- Consolidated EBITDA rises to ₱21.8 billion; consolidated EBITDA margin improves to 63% of service revenues
- Cellular subscriber base surpasses 32 million as at end-April 2008
- Total broadband subscribers now exceed 661,000 with total revenue contribution from broadband and internet services of ₱2.5 billion, 51% higher than last year's
- Consolidated net debt down to US$406 million (US$967 million once adjusted for final dividend payment); gross debt has declined to US$1.6 billion

MANILA, Philippines, 6th May 2008 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced unaudited financial results for the first quarter of 2008 with consolidated net profit of ₱10.4 billion, an increase of 21% from the ₱8.6 billion net profit reported last year. This year's results benefited from significant mark-to-market foreign exchange and derivative gains plus a one-time gain of approximately ₱0.7 billion arising from the designation as non-hedges of certain derivatives related to the Company's 2009, 2012 and 2017 bonds which had previously been designated as hedges. Core net income, net of these exceptional items, rose to ₱9.3 billion in the first three months of 2008, 11% over the core net income of ₱8.4 billion in the same period in 2007. Consolidated service revenues increased by 6% to ₱34.9 billion, notwithstanding the 16% appreciation of the peso which negatively impacted the dollar-linked revenues of the Group, which could account for as much as 36% of consolidated revenues. Consolidated EBITDA improved by 7% to ₱21.8 billion while EBITDA margin improved slightly to 63%.

The Group's consolidated balance sheet continued to strengthen, with consolidated debt balances down to US$1.6 billion. Net debt as at 31st March 2008 stood at approximately US$406 million (equivalent to US$ 967 million if the ₱23.4 billion representing the common dividend payment due in April 2008 were deducted from outstanding cash balances). Effecting the same adjustment, net debt to EBITDA and net debt to equity ratios stood at 0.48 times and 0.41 times, respectively.

Consolidated free cash flow stood at ₱17.3 billion in the first quarter of 2008. Consolidated capital expenditures were at ₱3.1 billion, with spending expected to accelerate as the Company continues to build out capacity and coverage of its wireless and broadband networks aggressively. Capital expenditures for the Group in 2008 are expected to approximate the ₱25 billion spent in 2007.

Wireless: Sustaining Momentum

Consolidated wireless service revenues rose to ₱22.5 billion for the first three months of 2008, 8% higher than the ₱20.8 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc ("Smart") and Pilipino Telephone Corporation ("Piltel") have consistently maintained their solid performances.

Consolidated wireless EBITDA improved by 8% to ₱14.5 billion this year from ₱13.5 billion last year. EBITDA margin dipped marginally to 64% due to certain one-off cash expenses in the satellite business.

The PLDT Group's total cellular subscriber base for the first quarter of 2008 continued to grow strongly as Smart recorded net additions of approximately 280,000 subscribers and Talk 'N Text added about 1.25 million subscribers to end the period with 20.6 million and 11 million subscribers, respectively, or a total of 31.6 million subscribers. And as at end-April 2008, the PLDT Group's cellular subscriber base had surpassed the 32 million mark.

"Despite the increasingly difficult economic environment, Smart sustained its strong subscriber numbers as we persevered with our efforts at finding creative solutions and meet our markets' needs," stated **Napoleon L. Nazareno, President and CEO of PLDT and Smart.**

Smart Bro, Smart's wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc - showed no signs of slowing down as its wireless broadband subscriber base grew 14% for the quarter to reach 348,000 at end-March 2008, adding 46,000 new subscribers for the quarter. Wireless broadband revenues grew 122% to about ₱919 million in the first quarter of 2008, an improvement over the ₱414 million for the same period in 2007. On the heels of its postpaid Plug-It service which was introduced in November 2007, SmartBro has just launched a prepaid version, making the Internet available to a broader segment of the population with affordable sachet pricing, nationwide coverage and easy loading. Plug-It offers instant, internet access through a portable wireless modem and is available in all areas where Smart's network coverage is present.

"The Internet is the new cellular and just as we have put the mobile phone in most people's hands, so will we make the Internet accessible to all", **added Orlando B. Vea, Chief Wireless Adviser of Smart.**

On 25th March 2008, Smart acquired the entire issued and outstanding capital stock of PH Communications Holdings Corporation and Francom Holdings, Inc., which collectively own 100% of Connectivity Unlimited Resource Enterprise, Inc. ("CURE"), for the total amount of ₱419.54 million. Smart also stated its intention to invest up to ₱210 million in CURE, in the form of subscriptions for new shares of CURE. CURE is one of the four licensees awarded by the National Telecommunications Commission with a 3G frequency in December 2005. It was awarded an allocation of 10 Mhz in the 2100 Mhz band and expects to launch its commercial service in May this year. The acquisition dovetails with Smart's previously announced plan to provide expanded and enhanced 3G services nationwide, including higher speed wireless broadband services. CURE is envisaged to provide Smart with a platform to offer and provide differentiated 3G services for targeted markets.

PLDT Fixed Line: Registering Growth

Fixed Line service revenues increased 4% to ₱12.4 billion in the first three months of 2008 from ₱11.9 billion last year as improvements in data revenues, both from corporate data and residential DSL services, were augmented by higher revenues in local exchange and national long distance. ILD revenues continued to decline as our dollar-linked revenues were adversely impacted by the 16% appreciation of the average US dollar/peso exchange rate in 2008. Fixed line revenues would have improved another 4% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers grew by over 35,000 to 300,000 at the end of the first quarter 2008 from 264,000 at the end of 2007. PLDT DSL generated ₱1.3 billion in revenues for the first three months of 2008, up 33% from ₱1.0 billion in the same period in 2007, accounting for 51% of the PLDT Group's broadband and internet revenues for the period.

Fixed Line EBITDA in the first quarter of 2008 improved 5% to ₱6.9 billion, in line with the increased revenues and lower operating costs. EBITDA margin was stable at 56%.

Representative of the convergent offerings which the Group will offer more of moving forward, PLDT Landline Plus ("PLP") is a fixed-wireless telephone service that uses a combined fixed/ wireless platform in the delivery of fixed line voice and data services. Our plan is to launch PLP in areas with limited or non-existent PLDT fixed facilities. A postpaid version has been in the market since March 2007 and a prepaid offering was introduced in March this year. Demand for the service has been strong given the service's value proposition. Subscribers to this service, net of churn, have reached 153,000 to-date.

"In the area of customer service, I am pleased that our recent organizational changes have resulted in some early tangible wins. We have set out to match our financial success with equally exceptional service and these initial successes bolster my conviction that we can make the necessary changes to transform our business and the culture of the Company, yet again," declared **Nazareno**.

ePLDT: Managing Challenges

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱2.6 billion for the first quarter of 2008, a 6% increase from the ₱2.4 billion recorded in the same period last year. Despite their significant growth, ePLDT's revenues were likewise adversely impacted by the strong appreciation of the peso since approximately 80% of its service revenues are denominated in U.S. Dollars. As a result of this impact and combined with higher operating expenses, ePLDT's EBITDA margin for the first quarter of 2008 declined to 14% compared with 17% for the same period in 2007, although higher than the 11% margin for the full year 2007. ePLDT's revenues now account for 7% of PLDT's consolidated service revenues.

Of total ePLDT revenues, 85% are accounted for by Customer Interaction Services (more commonly known as "call center") through Ventus, and Knowledge Process Solutions through

SPi. As at 31st March 2008, combined employees for SPi and Ventus totaled nearly 14,000, with over 6,400 for Ventus and around 7,600 for SPi.

Consolidated customer interaction services revenues continued to make significant gains, growing 11% to ₱867 million as a result of increased capacity utilization and higher billable hours, despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT's customer interactive business, now operates seven customer interaction service facilities with combined seats of 6,500.

SPi Technologies (SPi), ePLDT's knowledge processing arm, generated revenues of ₱1.3 billion in the first quarter of 2008. In addition to the Philippines and the USA, SPi has operations in India and Vietnam.

"The outlook for SPi's main verticals varies, with publishing and medical billing looking to continue their strong performance, legal discovery breaking even and focusing on stepping up sales efforts to maximize fixed overhead, and medical transcription continuing to work on improving productivity and margins. We are proceeding with the integration of SPi and Ventus which we anticipate will result in improved margins. Our other businesses, though smaller in scale and in revenue contribution, are holding their own and will provide opportunities for growth in the future," said **Ray C. Espinosa, ePLDT President and CEO.**

PLDT at 80 – Changing Lives

"We seem to have deflected, for the meantime, the economic downturn that is affecting much of the world. Our sustained growth in the first quarter indicates that the teeth of inflation and rising prices have yet to bite deeply into our business. Nonetheless, we realize that a global slowdown will undoubtedly take its toll on all businesses eventually, and that the peso/dollar exchange rate will continue to impact our financials. However, we have put in place measures that are intended precisely to mitigate these adverse developments and we are now on a watching brief for the remaining nine months of the year - cautious and vigilant yet confident still that the year 2008 will be a better one," concluded **Manuel V. Pangilinan, Chairman of PLDT.** "

###

	PLDT Consolidated	
	Three months ended March 31	
	2008	2007
	(Unaudited)	
Service revenues	34,933	33,071
Gains on derivative transactions	1,777	-
Non-service revenues	482	613
Interest income	450	333
Foreign exchange gains	-	588
Other income	257	211
	37,899	34,816
Expenses	21,732	21,446
Income before income tax	16,167	13,370
Provision for income tax	5,560	4,600
Net income - As Reported	10,446	8,614
EPS, Basic [(a)]	54.71	45.08
EPS, Diluted [(a)]	54.71	44.99
Core net income[(b)]	9,343	8,434
EPS, Basic [(c)]	43.87	44.13
EPS, Diluted [(c)]	43.87	44.05

[(a)] *EPS based on reported net income*

[(b)] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[(c)] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Melissa V. Vergel de Dios
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of Metro Pacific Investments Corporation in relation to its Unaudited Financial Results for the first quarter of 2008.

Dated this 7th day of May, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PRESSRELEASE

METRO PACIFIC INVESTMENTS CORPORATION (MPIC)

1ST QUARTER 2008 CORE NET INCOME OF PESOS 59.4 MILLION VS. RESTATED CORE NET INCOME OF PESOS 1.0 MILLION LAST YEAR
REPORTED NET INCOME AT PESOS 138.5 MILLION VS. RESTATED NET INCOME OF PESOS 1.52 BILLION INCLUSIVE OF SIGNIFICANT NON-RECURRING GAINS
CONTRIBUTION FROM OPERATIONS AT PESOS 80.7 MILLION VS. RESTATED CONTRIBUTION FROM OPERATIONS OF PESOS 24.7 MILLION

- Consolidated Core Net Income at Pesos 59.4 million for the first quarter of 2008, versus restated Core Net Income of Pesos 1.0 million in 2007
- Reported Net Income of Pesos 138.5 million, lower than last year's restated reported Net Income due to non-recurring gains being lower this year by Pesos 1.44 billion
- Contribution from operations improved from a restated income of Pesos 24.7 million in 2007 to Pesos 80.7 million in 2008, an improvement of approximately Pesos 56.0 million for the quarterly period
- All operating companies showed significant improvement in their operating and financial results
- Maynilad Core Net Income up 93.6% for the quarter, from Pesos 316.0 million last year to Pesos 611.7 million this year
- Landco Core Net Income rose 78.0%, from Pesos 23.6 million to Pesos 42.0 million
- Makati Medical Core Net Income improved by 14.6%, from Pesos 64.5 million to Pesos 73.9 million

MANILA, PHILIPPINES, 6th May 2008 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) today reported Core Net Income of Pesos 59.4 million for the first three months of 2008, compared with a restated Core Net Income of Pesos 1.0 million for the 1st quarter of 2007. Together with non-recurring gains of Pesos 79.1 million arising largely from the recognition of the excess of MPIC's share of the net fair value of **Medical Doctors, Inc. ("MDI")** over its conversion price as income, reported Net Income stood at Pesos 138.5 million for the first three months this year, against a restated reported Net Income of Pesos 1.52 billion for the same period in 2007. Last year's numbers were restated to reflect mainly the recognition of the final amount of the excess of the net fair value of **Maynilad Water Services, Inc. ("Maynilad")** over its acquisition cost as income.

The improvement in Core Net Income for the period is largely attributable to the strong showing of Maynilad and **Landco Pacific Corporation ("Landco")** and the continued good performance of MDI, which owns and operates the **Makati Medical Center ("MMC or Makati Medical")**. MDI's income was equitized to MPIC starting May 2007.

Maynilad reported a Core Net Income of Pesos 611.7 million for the first three months of 2008 and contributed Pesos 256.9 million to MPIC's Core Net Income, representing the share attributable to MPIC. Landco's results for the same period showed a Core Net Income of Pesos 42.0 million compared with Pesos 23.6 million for the same period last year, and provided Pesos 21.4 million in Core Net Income contribution to MPIC, compared with a Core Net Income contribution of Pesos 12.0 million in 2007. **MDI** for its part contributed Pesos 20.8 million, reflecting MPIC's 33.5% equitized income in MDI.

Maynilad: Accelerating Growth and Improvement of Services

Maynilad reported Core Net Income of Pesos 611.7 million for the first three months in 2008 compared with Pesos 316.0 million for the same period last year. The increase in Core Net Income for the period is attributable to improvements in Maynilad's key performance indicators across-the-board. Total billed volume reached 71.7 million cubic meters (m^3) for the first quarter this year, up 5.0% from 68.3 million m^3 billed over the same period last year. Total number of billed customers also improved, rising 3% to 710,450 customers from 687,207 at the end of the first quarter last year.

Maynilad's contribution to MPIC was attenuated by financing charges and operating expenses and other group level adjustments recorded at the DMCI-MPIC parent company, amounting to Pesos 436.8 million. The financing charges relate to the US$240 million loans availed from banks to fund the refinancing activities of Maynilad and for expenses arising from certain standby letters of credit aggregating US$192 million to fund Maynilad's capital expenditure requirements. MPIC's proportionate share for the period in DMCI-MPIC's financing and operating expense charges and other group level adjustments was Pesos 218.4 million.

Maynilad's contribution from operations, net of financing and operating expenses and other group level adjustments, stood at Pesos 38.5 million, representing 47.7% of MPIC's total contribution from operations during the quarter.

Maynilad also recently secured from creditor banks a US$365.0 million financing package fund its capital expenditure requirement in the next twelve (12) months and for general refinancing purposes.

"The closing of the financing package completes Maynilad's immediate fund raising initiatives. These initiatives allowed it to exit from court-administered rehabilitation as well as to continue making significant investments in its system improvement initiatives in the short to medium term. Foremost among these system improvement initiatives is the reduction of non-revenue water, which will have an immediate impact on Maynilad's revenue performance," said **Jose Ma. K. Lim, MPIC's President and CEO.**

Landco: In the Forefront of Leisure Development

Landco's net income for the period improved 78.0% to Pesos 42.0 million versus last year's income of Pesos 23.6 million as revenues climbed 108.8% to Pesos 463.9 million from last year's Pesos 222.1 million. The success of its residential resort projects -- the Ponderosa Leisure Farms, Amara en Terrazas, Playa Calatagan, Leisure Farms, Terrazas de Punta Fuego and Montelago – and the first time contribution of its flagship urban community project, Tribeca, contributed significantly to the increase in revenues.

Landco's operating expenses rose to Pesos 216.8 million from last year's Pesos 128.8 million, an increase of 68.3% due principally to marketing expenses related to the launching of new projects

Landco's contribution to MPIC's operating income for the year was Pesos 21.4 million representing 26.5% MPIC's total contribution from operations for the period.

Medical Doctors, Inc.: Gearing Up for High Quality Hospital Care

MDI, which owns and operates the Makati Medical Center, recorded Core Net Income of Pesos 73.9 million in the first quarter of 2008, up 14.6% from its 2007 Core Net Income of Pesos 64.5 million. Both its hospital

services and educational services posted significant increases in gross revenue contribution. Hospital services raised its gross revenue contribution by 7.8% to Pesos 757.5 million in the first quarter of 2008 from Pesos 702.6 million in 2007. Educational services revenue increased 11.6% to Pesos 24.0 million, from Pesos 21.5 million.

In January of this year, MPIC converted the remaining Pesos 630.0 million of Subordinated Convertible Notes of MDI into equivalent common shares. In aggregate, MPIC now owns 33.5% of the MDI's expanded capital, allowing MPIC to equity account the same percentage share of MDI's net income starting 2008.

Outlook for 2008

"With MPIC's current investment portfolio performing steadily, we will for the remainder of the year be keen on pursuing opportunities to expand our investments in the healthcare and infrastructure sector, as well as new segments such as agriculture, biofuels, hospitality, and mining. These initiatives are intended to provide MPIC with an investment portfolio balanced across industries that present exciting upsides," said **Mr Lim.**

"The improvement in Maynilad's key performance indicators brings with it a commensurate improvement in its profit contribution to MPIC. As well, we are already relieved of the financing charges incurred in that acquisition, which will allow us to enjoy a significantly improved share of Maynilad's net income. Together with the continued strong performance of Landco and Makati Med, we expect MPIC's profit performance to be ahead of its 2007 number. We look forward to an improved core net income this year," concluded **M V Pangilinan, MPIC Chairman**.

For further information, please contact:

Christopher C. Lizo
Comptroller
Telephone: +632.888.0888
Email: cclizo@mpic.com.ph

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Telephone: +632.888.0895
Email: dglucindo@mpic.com.ph

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632.888.0888
Email: melody@mpic.com.ph

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at **www.mpic.com.ph**.

END